

January 17, 2012

<u>Via E-Mail</u>
Ms. Du Song
Chief Financial Officer
Xinyinhai Technology, Ltd.
No. 4 Yantai Road, Centralized Park
Haping Road, Harbin Development Zone
P.R. China 150060

     Re: **Xinyinhai Technology, Ltd.**
              Form 10-K for the Year Ended December 31, 2010
              Filed April 13, 2011
              Form 10-Q for the Quarter Ended September 30, 2011
              Filed November 14, 2011
              File No. 000-51012

Dear Ms. Du:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Linda Cvrkel

              Linda Cvrkel
              Branch Chief